BONTAN CORPORATION INC.

NEWS RELEASE:

BONTAN CORPORATION INC. PROVIDES DRILLING REPORT UPDATE ON ITS LOUISIANA GAS PROJECT

TORONTO, ON – October 19, 2005, Bontan Oil & Gas Corporation, a wholly owned subsidiary of Bontan Corporation Inc. (OTCBB: BNTNF) (“Bontan”), reports that the drilling of the its initial test well, Placide Richard No.1 has reached total depth of 15,378 ft.

The Project Operators, Keystone Oil Company, Inc. of Dallas, TX. has informed Bontan that the various electric log surveys run in the borehole and various wireline formation tests are currently being evaluated. The results of these somewhat complicated analyses are expected within the next two days.

About Bontan Corporation Inc.:

Bontan Corporation Inc. [OTCBB: BNTNF] is an international diversified natural resource company that operates and invests in major exploration prospects. Bontan currently has a 49% working interest in a gas exploration project in eastern Calcasieu Parish, Louisiana.

Through its wholly owned subsidiaries, Bontan seeks highly visible opportunities in countries around the globe with a history of natural resource production that offer exciting and attractive propositions. Bontan will seek to minimize risk by bringing in either joint venture, carried or working interest partners, depending on the size and scale of the project.

For further information, please contact Kam Shah, CEO and CFO, at 416-929-1806. To find out more about Bontan Corporation Inc. (OTCBB: BNTNF), visit our website at www.bontancorporation.com.

For Media Relations, contact John Robinson at Current Capital Corp. at 416-860-0211 or 1-877-859-5200

No regulatory authority has approved nor disapproved the content of this release.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act"). In particular, when used in the preceding discussion, the words "plans", "confident that", "believe", "expect", or "intend to", and similar conditional expressions are intended to identify forward-looking statements within the meaning of the Act and are subject to the safe harbor created by the Act. Such statements are subject to certain risks and uncertainties and actual results could differ materially from those expressed in any of the forward-looking statements.